Exhibit 99.2

05/17/2004 – 22.50

FINALISED

UCB S.A. launches a friendly offer to acquire Celltech Group plc, the leading UK-based biotech company

•	Celltech’s shareholders to receive 550 pence per ordinary share (equivalent to $19.44 per American Depositary Share) valuing the entire issued share capital of Celltech at €2,252 million

•	Celltech board unanimously recommends the Offer

•	Combination of UCB and Celltech to create a biopharmaceutical leader, based on strong and innovative R&D and a global platform for product commercialisation

•	Blending of complementary skills and strong cultural fit to deliver outstanding growth

1.                                      The boards of UCB S.A. and Celltech Group plc announce that they have agreed the terms of a recommended cash offer by UCB for the entire issued and to be issued share capital of Celltech either in the form of Celltech Shares or Celltech ADSs.

2.                                      The Celltech board, which has been so advised by Morgan Stanley & Co. Limited and J.P. Morgan plc, considers the terms of the Offer to be fair and reasonable. In providing advice to the Celltech Board, Morgan Stanley & Co. Limited and J.P. Morgan plc have taken into account the commercial assessments of the Celltech Board. Accordingly, the Celltech Board unanimously intends to recommend that Celltech Shareholders accept the Offer.

3.                                      The Offer for each Celltech Share will be 550 pence in cash and the Offer for each Celltech ADS will be 1,100 pence, equivalent to $19.44, in cash. The Offer will value the existing issued share capital of Celltech at approximately £1,530 million  (€2,252 million).

4.                                      UCB will finance the acquisition through bank loans. It is expected that the transaction will be earnings accretive post synergies and before goodwill and other intangibles amortisation, after the second full year.

5.                                      UCB, headquartered in Brussels, had a turnover of approximately €3 billion in 2003 and employs over 11,500 people.  Its flagship pharmaceutical business had a turnover of €1.5 billion and an EBIT of €397 million in 2003. Its pharmaceutical research activities employ over 1,000 people and have a budget of €244 million for 2004.

6.                                      Celltech is a leading UK based biotech company, which employs some 1,900 people and had turnover in excess of €510 million in 2003.  Its investment in R&D activity, which employs some 450 people, amounted to €153 million in 2003.  Its operating profit pre exceptional items and goodwill amortisation amounted to approximately €72 million in 2003.  Celltech has a broad and innovative pipeline including a major new product in advanced phase III trials (CDP 870) for which UCB has entered into a worldwide license agreement.  The license agreement is not conditional upon the success of the proposed Offer for Celltech by UCB.

7.                                      The combination of UCB and Celltech will create a European based company which will be one of the largest biopharmaceutical companies in the world. In a number of important areas, the combined group will benefit from a high degree of complementarity:

•                  Complementary product offerings: the combined group will have strong positions in specialty therapeutic areas such as Central Nervous System (Epilepsy, Multiple Sclerosis, Parkinson’s Disease, etc.), Inflammation (Respiratory, Rheumatology, Gastro-Enterology) and Oncology.

•                  Strengthened research and development: the combined group will benefit from Celltech’s innovative expertise in biotechnological R&D, especially monoclonal antibodies, and UCB’s expertise in pharmaceutical chemistry. This will result in a significantly strengthened combination of small and large molecule discovery and development expertise allowing the combined group to increase the flow of drug development candidates.

•                  Stronger and broader commercial operations (US, Europe and Asia): the combined group will be better positioned, through its enhanced global presence, to commercialise and launch new products, particularly in the specialist areas in which the combination will focus and where UCB has already demonstrated its ability to launch and propel products successfully to market leadership (e.g., Keppra).

•                  The blending of skills and culture, through the successful combination of competencies at all levels of the combined entity, will accelerate innovation and profitable growth.

8.                                      Commenting on the Offer, Dr. Peter Fellner, Chairman of Celltech, said:  “Since listing in 1993, Celltech has successfully established itself as one of Europe’s leading biotechnology companies built on a platform of internationally respected research and excellent people.  UCB recognises these strengths and this offer represents fair value for Celltech Shareholders.”

Commenting on the Offer, Baron Georges Jacobs, Chairman of the Executive Committee of UCB, said:  “We have pursued and implemented over the last few years an ambitious plan to develop the company in pharmaceuticals, including through external growth. I am therefore very pleased to announce this transaction which represents a major step in the implementation of our goals, as well as a unique opportunity to build a leading innovative biopharmaceutical company.”

Commenting on the Offer, Dr. Göran Ando, CEO of Celltech said: “Celltech possesses unique and outstanding UK based research capabilities which UCB has committed to making a cornerstone of the combined group’s growth strategy.  Together we will be one of the world’s largest biopharmaceutical companies.”

Commenting on the Offer, Roch Doliveux, CEO of UCB Pharma said: “I am looking forward to working with Celltech’s excellent management and fine scientific teams to transform Celltech’s and UCB’s very promising pipeline into commercial value for our shareholders. The new combined entity has all it takes to rapidly be positioned as a global leader in Neurology, especially with Keppra and its successors, in Inflammation with CDP870, and in Allergy with Xyzal and Zyrtec, with a strong research engine focused on validated targets to fuel our long term growth.”

Lazard is acting as exclusive financial adviser to UCB in relation to the Offer.  Lazard Frères & Co. LLC is acting as dealer manager for the Offer in the United States.

There will be a presentation to analysts at 16:30 CET at UCB, 60 Allée de la Recherche, 1070 Brussels.

Interviews with George Jacobs, Chairman of the Executive Committee of UCB, Dr. Roch Doliveux, CEO of UCB Pharma, and Dr. Göran Ando, CEO of Celltech, are available on www.cantos.com.

Contacts:

UCB	Tel: +32 2 559 9299
Roch Doliveux
Laurence Battaille

Lazard (Financial adviser to UCB)
London	Tel: +44 (0)20 7187 2000
William Rucker
David Gluckman
Will Thompson
New York	Tel: +1 (212) 632 6000
Stephen Sands
Jason Bernhard
Paris	Tel: +33 (1) 44 13 01 11
Matthieu Bucaille
Bertrand Moulet

Brunswick Group (Media adviser to UCB)
Laurent Perpère	Tel: +33 6 87 80 18 13
Aurélia de Lapeyrouse	Tel: +33 6 21 06 40 33
Jon Coles	Tel: +44 (0)20 7404 5959

Celltech	Tel: +44 (0)1753 534 655
Göran Ando
Peter Allen
Richard Bungay

Morgan Stanley (Joint financial adviser to Celltech)	Tel: +44 (0)20 7425 5000
Simon Robey
Mark Warham

JPMorgan (Joint financial adviser to Celltech)	Tel: +44 (0)20 7742 4000
Bernard Taylor
Julian Oakley

Brunswick Group (Media adviser to Celltech)	Tel: +44 (0)20 7404 5959
Jon Coles
Wendel Carson

Disclaimer

Lazard is acting for UCB and no one else in connection with the Offer and will not be responsible to anyone other than UCB for providing the protections afforded to clients of Lazard or for providing advice in connection with the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

Morgan Stanley is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

JPMorgan is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to clients of JPMorgan or for providing advice in connection with the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

These materials do not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of an Offer Document and the Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, UCB will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO and Celltech will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on the date the Offer Document is mailed to Celltech Shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Celltech or UCB in connection with this Offer will be available from the date the Offer Document is mailed to Celltech Shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document will be made available to all Celltech Shareholders at no charge to them. Celltech Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information. Celltech Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/ Recommendation Statement because they will contain important information.

Unless otherwise determined by UCB and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Belgium, Australia, or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Belgium, Australia, Canada or Japan. Accordingly, unless otherwise determined by UCB and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Belgium, Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

This press announcement includes “forward-looking statements” relating to the Offer, UCB and Celltech that are subject to known and unknown risks and uncertainties, many of which are outside of UCB’s and Celltech’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from such expectations include, without limitation: the inability to obtain necessary regulatory approvals in the context of the Offer or to obtain them on acceptable terms; the inability to integrate successfully Celltech within UCB or to realise synergies from such integration following the acquisition; costs related to the acquisition of Celltech; the economic environment of the industries in which UCB and Celltech operate; costs associated with research and development; changes in the prospects for products in the research and development pipeline of UCB or Celltech; dependence on existing management of UCB and Celltech; changes or uncertainties in UK or US federal or state tax laws or the administration of such laws; changes or uncertainties in the laws or regulations applicable to the markets in which UCB and Celltech operate, including those of the Federal Drug Administration in the United States; and other factors detailed in Celltech’s filings with the SEC.